UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                   SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 4)


                            Phone1Globalwide Inc.
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                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
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                        (Title of Class of Securities)

                                 719208 10 0
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                                (CUSIP Number)

                             Premium Quality Fund
                             c/o Maples & Calder
               PO Box 309, GT Ugland House, South Church Street
                   Georgetown, Grand Cayman, Cayman Islands
                            Attn: Mr. Ricardo Diaz
                                 345.949.8066

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                              November 22, 2004
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

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                                  SCHEDULE 13D
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CUSIP No. 719208 10 0                                          Page 2 of 5 Pages
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  1    NAME OF REPORTING PERSONS                            Premium Quality Fund
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS    N/A
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                                             (b)
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  3    SEC USE ONLY
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  4    SOURCE OF FUNDS                                        N/A
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION      Cayman Islands
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                             7  SOLE VOTING POWER       17,394,775
         NUMBER OF
          SHARES

                            ----------------------------------------------------
       BENEFICIALLY          8  SHARED VOTING POWER     0
         OWNED BY

                            ----------------------------------------------------
           EACH              9  SOLE DISPOSITIVE POWER  17,394,775(1)
         REPORTING
        PERSON WITH
                            ----------------------------------------------------
                            10  SHARED DISPOSITIVE POWER      0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON                                           17,394,775(1)
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%(1)
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  14   TYPE OF REPORTING PERSON              CO
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(1)  Based on 144,778,423 shares of common stock outstanding as of November 12,
     2004.

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                                                                               3

Item 1.                                                Security and Issuer

This amendment No. 4 to Schedule 13D ("Amendment") relates to common stock, par value $.001 ("Common Stock") of Phone1Globalwide Inc., a Delaware corporation (formerly, Globaltron Corporation, a Florida corporation) (the "Issuer"). This Amendment amends the initial statement of Schedule 13D dated December 27, 2000, as amended on June 26, 2001 and further amended on November 27, 2002 and on November 27, 2003. The principal executive offices of the Issuer are located at 100 North Biscayne Boulevard, Suite 2500, Miami, Florida 33132.

Item 2.     Identity and Background

(a)-(c). This Amendment is filed by Premium Quality Fund (the "Reporting Person"), a corporation organized under the laws of the Cayman Islands, having its principal offices at c/o Maples & Calder, PO Box 309, GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands, Attention: Mr. Ricardo Diaz. The Reporting Person is owned by a trust whose trustee is Hamilton Trustees Limited.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a corporation organized under the laws of the Cayman Islands.

Item 5.     Interest in Securities of the Issuer

(a) The Reporting Person owns 17,394,775 shares of the Issuer's Common Stock, which represents 12.0% of the Issuer's outstanding Common Stock. This is based on 144,778,423 shares outstanding as of November 12, 2004.

(b) The Reporting Person has the sole power to vote and dispose of 17,394,775 shares of the Issuer's Common Stock.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 27, 2002, the Reporting Person, in a private transaction with Geosor Corporation, received $5 million dollars (the "Deposit") which was used to purchase a certificate of deposit in the name of Geosor Corporation with a one year maturity (the "CD"). As part of such transaction, the Reporting Person granted Geosor Corporation the option to convert the Deposit into shares of the common stock of Phone1Globalwide owned by the Reporting Person (the "Option"). The Option to convert is at the price of $.40 per share (subject to certain anti-dilution adjustments described below) and could not be exercised prior to July 1, 2003. The Option may originally be exercised until the maturity date of the CD, which, was November 27, 2003. On November 27, 2003, Geosor Corporation, the Reporting Person and the bank that issued the CD, agreed to extend the maturity until November 22, 2004 and on November 22, 2004 (the "Amendment Date"), they agreed to further extend the maturity of the CD (and the exercise period of the Option) until November 22, 2005. The $.40 conversion price is subject to adjustment as follows: if the Issuer raises, prior to the conversion
(i) equity at a price per share below $.40 or (ii) any type of debt or equity security convertible into equity of Phone1 at a price per share below $.40, then the conversion price

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                                                                               4

shall be such number below $.40; provided, further, that the conversion price shall also be subject to appropriate adjustment for stock splits, combinations, recapitalizations, reorganizations and similar events. In addition, the Reporting Person may satisfy its obligations under the Deposit (and terminate the Option) if it delivers notice of cancellation to the third party before Geosor Corporation gives the Reporting Person notice of exercise of the Option. In such an event, the Reporting Person will pay Geosor Corporation the amount of the Deposit, plus accrued interest on the CD (commencing on the Amendment Date), plus a fee equal to the Deposit multiplied by .06 multiplied by a fraction, the numerator of which shall be the number of days elapsed from the Amendment Date until the date of its cancellation and payment in full and the denominator of which shall be 360.

Item 7.     Material to Be Filed as Exhibits

99. Form of the Omnibus Agreement dated November 22, 2004 by and among Geosor Corporation, Premium Quality Fund, and GNB Sudameris Bank S.A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Premium Quality Fund


November 30, 2004
                                             By:  /s/ Ricardo Diaz
                                                -------------------------------
                                                    Ricardo Diaz, Vice President